                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ------------

                                 SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)

                           IBW Financial Corporation
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                               (Name of Issuer)

                         Common Stock, $1.00 par value
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                        (Title of Class of Securities)

                                   448939108
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                                (CUSIP Number)







                               Page 1 of 5 Pages

CUSIP No. 448939108                                          Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Industrial Bank, National Association, Employee Stock Ownership Plan (the "ESOP") T.I.N. 53-0088120 Clinton W. Chapman, Benjamin L. King, B. Doyle Mitchell, Jr., Trustees

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                               (b)  [_]
     Not applicable.

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     District of Columbia

   NUMBER OF      5.  SOLE VOTING POWER   54,720

    SHARES

 BENEFICIALLY     6.  SHARED VOTING POWER  0

   OWNED BY

     EACH         7.  SOLE DISPOSITIVE POWER  54,720

   REPORTING

  PERSON WITH     8.  SHARED DISPOSITIVE POWER  0



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  54,720

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  8.59%

12.  TYPE OF REPORTING PERSON*  EP

CUSIP No. 448939108                                            Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

     The name of the issuer is IBW Financial Corporation, a District of Columbia corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 4812 Georgia Avenue, Washington, DC 20011.

Item 2(a).  Name of Person Filing:

     Industrial Bank, National Association, Employee Stock Ownership Plan, Clinton W. Chapman, Benjamin L. King, B. Doyle Mitchell, Jr., Trustees. Industrial Bank, National Association is a wholly owned subsidiary of the Issuer.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

     The reporting person's business address is: 4812 Georgia Avenue, Washington, DC 20011.

Item 2(c).  Citizenship:

     The reporting person is organized under the laws of the District of Columbia.

Item 2(d).  Title of Class of Securities.

     The class of securities to which this report relates is the Common Stock, par value $1.00 per share, of IBW Financial Corporation.

Item 2(e).  CUSIP Number.

     448939108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Act,

     (b) [_]  Bank as defined in Section 3(a)(60) of the Act,

     (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 448939108                                            Page 4 of 5 Pages


Item 4.   Ownership

     As of December 31, 1996, the reporting person owned shares of the Common Stock as set forth below. The reporting person did not own any options, warrants, or other rights to purchase or acquire any additional shares of Common Stock, or any securities exchangeable for or convertible into shares of Common Stock.

     (a) Amount beneficially owned: 54,720

     (b) Percent of Class:   8.59%

     (c) Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote: 54,720

     (ii) Shared power to vote or direct the vote: 0

     (iii)  Sole power to dispose or direct the disposition of: 54,720

     (iv) Shares power to dispose or direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Certain employees of the Issuer and its subsidiary bank are entitled to receive dividends paid in respect of, or the proceeds of, the shares of Common Stock beneficially owned by the ESOP. No such employee, however, is entitled to receive dividends or proceeds with respect to shares beneficially owned by the ESOP constituting more than five percent of the total number of shares of Common Stock outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

CUSIP No. 448939108                                            Page 5 of 5 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997                   INDUSTRIAL BANK, NATIONAL ASSOCIATION
                                    EMPLOYEE STOCK OWNERSHIP PLAN



                                    By:  /s/ B. Doyle Mitchell
                                         ------------------------------------
                                         B. Doyle Mitchell, Trustee